PROSPECTUS SUPPLEMENT NO. 11	Filed Pursuant to Rule 424(b)(3)
To Prospectus dated February 14, 2006	Registration No. 333-129842

Computer Software Innovations, Inc.

15,295,728 SHARES OF COMMON STOCK

This Prospectus Supplement supplements the Prospectus dated February 14, 2006, as amended and supplemented, relating to the offer and sale by the selling stockholder identified in the Prospectus of up to 15,295,728 shares of common stock of Computer Software Innovations, Inc. (the “Company”).

This Prospectus Supplement includes the Company’s Form 8-K filed with the Securities and Exchange Commission on August 22, 2006, which contains certain disclosure pursuant to Regulation FD regarding the Company’s earnings and margins for the second quarter of 2006 and related forward-looking information for the third quarter of 2006. Such information was originally presented in the Company’s earnings conference call on August 21, 2006.

The information contained in the report included in this Prospectus Supplement is dated as of the period of such report. This Prospectus should be read in conjunction with the Prospectus dated February 14, 2006, as supplemented on March 31, 2006, April 20, 2006, April 24, 2006, May 3, 2006, May 5, 2006, May 15, 2006, June 23, 2006, July 14, 2006, July 19, 2006, and August 14, 2006, which supplements are to be delivered with this Prospectus Supplement. This Prospectus Supplement is qualified by reference to the Prospectus except to the extent the information in this Prospectus Supplement updates and supersedes the information contained in the Prospectus dated February 14, 2006, including any supplements or amendments thereto.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement No. 11 is August 22, 2006

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of report (Date of earliest event reported) August 21, 2006

COMPUTER SOFTWARE INNOVATIONS, INC.

(Exact Name of Registrant as Specified in Charter)

Delaware

(State or other jurisdiction of incorporation)

000-51758	98-0216911
(Commission File Number)	(IRS Employer Identification No.)

900 East Main Street, Suite T, Easley, South Carolina	29640
(Address of principal executive offices)	(Zip Code)

(864) 855-3900

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐  Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐  Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐  Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐  Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01. Regulation FD Disclosure.

In the company’s quarterly earnings conference call at 4:15 p.m. Eastern Daylight Time on August 21, 2006, our CFO addressed the company’s margins for the second quarter of 2006 and potential change for the third quarter of 2006, as discussed below:

The company’s margin for the second quarter of 2006 was 19.5% versus 34.8% reported for the second quarter of 2005. While the technology solutions segment revenues increased 74% for the second quarter of 2006 versus the comparable prior year quarter, approximately 60% of the increase resulted from CSI acting as reseller (where the gross price of the computer systems is recorded as revenue with a significant offset in cost of sales and the net difference being in commission recorded), rather than as agent (where only net commissions are recorded, with no gross revenue or cost of sales offset for the hardware) for personal computer sales. This increase in reported revenues and cost of sales resulted in a significant reduction in the reported percentage margin with little impact on gross profit. The 60% of the increase being attributable to these large computer systems sales as reseller versus agent is the primary reason there was a drop in the margin from 34.8% in the second quarter of 2005 to 19.5% in the second quarter of 2006, but a much smaller, or 6.4% decrease in gross profit. Total computer sales both as reseller and agent were down in the second quarter of 2006 versus the comparable period of 2005, resulting in decreased gross profit from reduced commissions.

We would expect our gross margins to steadily improve over the course of the remainder of the third quarter of 2006. Fewer large system deals as reseller, continued cost controls on direct services and increased cross selling penetration are some of the factors we expect to drive margin improvement.

Forward-Looking and Cautionary Statements

Certain information contained in this report includes forward-looking statements that involve substantial risk and uncertainties. Any statement in this report that is not a statement of an historical fact constitutes a “forward-looking statement.” Among other things, these statements relate to our financial condition, results of operations and business. When used in this report, these forward-looking statements are generally identified by the words or phrases “may,” “expect,” “anticipate,” “plan,” “believe,” “seek,” “estimate,” “project” or words of similar import. These forward-looking statements are not guarantees of future performance. These statements are based on management’s expectations that involve a number of business risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed or implied by the forward-looking statements. Many factors are beyond our ability to control or predict. You are accordingly cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date that we make them. For more information on factors that could affect expectations, see the Company’s Annual Report on Form 10-KSB for the year ended December 31, 2005, and other reports from time to time filed with or furnished to the Securities and Exchange Commission. This report speaks only as of its date, and the Company disclaims any duty to update the information herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

COMPUTER SOFTWARE INNOVATIONS, INC.

By:	/s/ Nancy K. Hedrick
Name:	Nancy K. Hedrick
Title:	President and Chief Executive Officer

Date: August 22, 2006